Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

July 15, 2022

Loan Lauren Nguyen, Legal Branch Chief

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Recon Technology, Ltd
Amendment No. 5 to Registration Statement on Form F-3
Filed July 15, 2022
File No. 333-257806

Dear Ms. Nguyen:

In response to the comments set forth in your letter dated July 8, 2022, we are writing to supply additional information and to indicate the changes we have made in the enclosed Pre-effective Amendment 5 to the Registration Statement on Form F-3 (the “Amendment 5”). Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed two redlined copies of Amendment 5 compared against the Pre-effective Amendment 4 to the Registration Statement on Form F-3 filed on June 17, 2022 for your review.

Prospectus Summary, page 4

1.

We note that your response to prior comment 8 appears to describe rationale for concluding that Recon Technology, Ltd's (a Cayman Island entity) functional currency is the RMB. However, the second sentence of the second paragraph of your response indicates that you view the functional currency as the US Dollar, in stating “the day-today operations are not dependent on the economic environment of the parent’s functional currency, which is the dollar.”

Please revise the corresponding disclosures added under the heading "RMB as the Functional Currency under FASB ASC 830-10-45-4" on page 7 to resolve this apparent inconsistency regarding the functional currency of Recon Technology, Ltd, (a Cayman Island entity).

Please also identify in your disclosures the currency in which the intercompany receivable is denominated, and if this receivable is denominated in US Dollars, explain how you account for changes to the intercompany receivable balance resulting from US Dollar/RMB exchange rate fluctuations to comply with FASB ASC 830-20-35-2 and 3(b).

If the intercompany receivable is denominated in RMB, expand your disclosure to describe the economic risks to a US investor associated with a RMB denominated intercompany receivable from the Hong Kong/PRC based entities, that may arise from changes in the US Dollar/RMB exchange rates.

Response: Our previous response to the prior comment 8 was meant to explain why management continued to recognize the RMB as the reporting currency. We have revised the disclosure on page 7 to clarify that our functional currency (as the Cayman Islands holding entity) shall always be the U.S. Dollar, and thus resolved the apparent inconsistently regarding the Company’s functional currency.

Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

Management has determined that the intercompany receivable is denominated in U.S. Dollars for several reasons: first, our functional currency (as the Cayman Islands holding entity) is the U.S. Dollar; and second, the inter-company receivable is ultimately paid in U.S. Dollars. Although transactions involving the Domestic Companies may involve the RMB from time to time, the transactions are ultimately denominated in U.S. Dollars to reflect our functional currency . For these reasons, because our functional currency is the U.S. Dollar, and because the inter-company receivables are ultimately paid in U.S. Dollars, we believe there are no exchange rate fluctuations as the parent company. We have enhanced our disclosure by adding a sub-section to discuss risks arising from exchange rate fluctuations, which can be found on page 7. We have also added a new risk factor on pages 34-35 to discuss the same risks from exchange rate fluctuations.

Prospectus Summary, page 7

2.

We note your added disclosure in response to prior comment 10, stating that the nature of any assets, operations and cash flows that exist or which occur outside of the VIEs are mainly about the daily operations of the parent company to maintain the basic functions as a holding entity to realize the control of your subsidiaries and the contractual relationship with the VIEs to ensure that the overall company’s business objectives are fulfilled. Please enhance your disclosure to specifically describe the basic functions and business objectives to which you refer.

Response: We have revised the prospectus summary accordingly on page 8.

Our basic functions include but not limited to: 1) research and improve the Company's development strategy based on the Company's industry and market trends; 2) financing, funding, budgeting and complete oversight of the Company and the VIEs’ safety and efficiencies in the use of funds and assets; and 3) decision-making on major acquisitions.

Our current business objective is to grow both in scale and revenue. Over the longer term, our objective is to improve our business structure and achieve net profits.

Risk Factors, page 13

3.	We note your response to prior comment 16; however, we could not locate the update(s) to your disclosure(s) stating that, "[T]he PCAOB adopted a final rule on September 22, 2021 implementing the HFCA Act. Such final rule, however, remains subject to the SEC’s approval and it remains when the SEC will complete its rulemaking and when such rules will become effective." Please update your disclosures to clarify, for example, that the final rules adopted by the SEC relating to the HFCA Act became effective on January 10, 2022.

Response: We have revised the disclosures on pages 13 under the risk factor disclosures: “Our shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. Such a lack of inspection could cause trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist our securities. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” and “The recent joint statement by the SEC, proposed rule changes submitted by NASDAQ, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our future offerings, business operations share price and reputation.”

Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

We have revised our disclosures to clarify that the final rules adopted by the SEC relating to the HFCA Act became effective on January 10, 2022.

*******

The Company is hopeful that the foregoing answers adequately address the Staff’s questions and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s attorney Anthony Basch (804.771.5725) with any further questions. In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Liu Jia
Liu Jia
Chief Financial Officer